Filed by Acamar Partners Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CarLotz Inc.

Commission File No.: 001-38818

This filing relates to a proposed business combination involving Acamar Partners Acquisition Corp. and CarLotz, Inc.

The following is an article that was published on Barrons.com on October 23, 2020.

Another Car Disrupter Is Coming to Market. Here’s What Investors Need to Know.

By Al Root and Nicholas Jasinksi

Used-car dealership disrupter CarLotz is set to go public by merging with a special purpose acquisition company, or SPAC: Acamar Partners Acquisition.

CarLotz is growing fast and, if its growth goals are hit, it will be mentioned by investors in the same breath as larger peers Carvana (ticker. CVNA) and Vroom (VRM). CarLotz will trade under the ticker LOTZ once the deal closes later this year, replacing Acamar's (ACAM) listing.

CarLotz sells used cars, SUVs, vans, and trucks on consignment. In a nutshell, the start- up seeks to arbitrage the difference between wholesale and retail used-car prices. That spread is significant—potentially several thousand dollars per vehicle.

Any car owner knows they can get more selling their used car privately than they can from trading it in. And any car buyer knows they will pay more for a used car on a lot than from a private seller. Selling privately, however, is a hassle that requires placing ads and taking calls from strangers. Buying privately, similarly, is less convenient and riskier given that professionals haven't checked the car for defects.

Enter CarLotz. They take and remarket used cars for a fee, using both physical and digital avenues to reach buyers and sellers—"omnichannel," to use a buzzword. CarLotz's so-called hubs have the assets and technology to offer certain traditional dealership services, such as financing and valuations. And they split the wholesale- retail used-car spread with customers.

"Our [strategy] allows us to offer [vehicles] at a lower price," CarLotz CEO Michael Bor tells Barron's.

He says his company is similar to other online dealers like Carvana or Vroom in some respects. They all try to create a better car-buying experience. But Bor also sees a big difference in how CarLotz sources its inventory.

The company offers used-car sellers a better deal. Fleet-management companies, such as ARI, do better than they would at a wholesale auction. And private car sellers do better than trading it in. "I think we will significantly disrupt the wholesale side of the market," Bor says.

That could be not-so-great news for existing wholesale players such as KAR Auction Services (KAR). But the automotive market is huge. Roughly 40 million used cars trade hands each year in the U.S. New-car sales—in a nonpandemic year—total roughly 17 million units. The U.S. car industry, overall, is a trillion-dollar business.

The U.S. auto market is also very fragmented. One of the largest U.S. dealership groups, Penske Automotive (PAG), sells roughly 500,000 cars a year. That's a lot, but still less than 1% of the total market.

Acamar stock was essentially flat after the deal was announced on Thursday, rising two cents on Friday, to $10.19. Acamar's $311 million trust and a $125 million private investment in public equity, or PIPE—from investors including Fidelity, former General Motors CEO Rick Wagoner, and KAR—will provide $436 million in proceeds to CarLotz. After expenses and cashing out some existing shareholders, the company will have about $321 million in new cash on its balance sheet.

The plan is to invest that in technology, marketing, and expanding CarLotz's physical footprint to address a greater portion of the U.S. used-car market. It currently has eight hubs in five states.

"We've been constrained by capital and geography," says Bor. "When there is a CarLotz within 100 miles of people, they can bring their vehicles to us.... [Our current locations] are full we need more space. And this transaction gives us the ability to go out and build that."

The deal values CarLotz at about $850 million, or roughly eight times estimated 2020 sales. But with expected rapid growth, it's more helpful to compare online auto disrupters based on 2023 sales. CarLotz's forecast is for between $1.5 billion and $1.7 billion in revenue that year, and $70 million to $110 million in earnings before interest, taxes, depreciation, and amortization.

Carvana is the most valuable online seller, with a market capitalization of about $34 billion. It's valued at more than two times estimated 2023 sales. CarLotz's valuation, by comparison, is about one-quarter of the Carvana multiple.

High valuation hasn't stopped Carvana stock. It's had quite a year. Shares are up about 120% year to date, far better than the comparable returns of the S&P 500 and Dow Jones Industrial Average. Vroom priced its initial public offering at $22 a share in early June. Shares are up about 100% since then.

Shift Technologies (SFT), another online car seller, recently completed its own SPAC merger. Shares are still trading just below the $10 level, which is where the SPAC that merged with Shift issued capital.

One reason for the weaker performance from Shift, and now Acamar, is there are far more SPACs around these days. Some 160 of them have gone public in 2020, raising almost $60 billion. That's more capital in SPACs than the entire previous decade combined. More money chasing deals could be spooking investors—for now.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Acamar Partners and CarLotz. Acamar Partners intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement of Acamar Partners, a prospectus of Acamar Partners and a consent solicitation statement of CarLotz, and will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus/consent solicitation statement will also be sent to the stockholders of Acamar Partners and CarLotz, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Acamar Partners and CarLotz are urged to carefully read the entire registration statement and proxy statement/prospectus/consent solicitation statement, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Acamar Partners with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Acamar Partners may be obtained free of charge from Acamar Partners at www.acamarpartners.com. Alternatively, these documents, when available, can be obtained free of charge from Acamar Partners upon written request to Acamar Partners Acquisition Corp., 1450 Brickell Avenue, Suite 2130, Miami, Florida 33131, or by calling 786-264-6680.

Participants in the Solicitation

Acamar Partners, CarLotz and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Acamar Partner in connection with the proposed merger. Information regarding Acamar Partners’ directors and executive officers is contained in Acamar Partners’ Annual Report on Form 10-K for the year ended December 31, 2019, which has been filed with the SEC and is available at the SEC website at www.sec.gov.

Additional information regarding the interests of these participants and other persons who may be deemed to be participants in the solicitation may be obtained by reading the registration statement and the proxy statement/prospectus/consent solicitation statement and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, forward-looking statements include statements that are not historical facts, such as statements concerning possible or assumed future actions, business strategies, events or results of operations, including statements regarding Acamar Partners’ and CarLotz’ expectations or predictions of future financial or business performance or conditions. Forward-looking statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions.

Forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Acamar Partners’ Form 10-K for the year ended December 31, 2019 under “Risk Factors” in Part I, Item 1A and in Acamar Partners’ Form 10-Q for the quarterly period ended March 31, 2020 and Form 10-Q for the quarterly period ended June 30, 2020 under “Risk Factors” in Part II, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety.

In addition to risks previously disclosed in Acamar Partners’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the merger, including approval by stockholders of Acamar Partners and CarLotz on the expected terms and schedule and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to management’s focus on the proposed transaction rather than on the ongoing business operations of CarLotz; business disruption following the transaction; risks related to Acamar Partners’ or CarLotz’ indebtedness; other consequences associated with mergers, acquisitions and legislative and regulatory actions and reforms; risks of the automotive and used vehicle industries; the potential impact of COVID-19 on the used vehicle industry and on the CarLotz business; litigation, complaints, product liability claims or adverse publicity; the impact of changes in consumer spending patterns, consumer preferences, local, regional and national economic conditions, crime, weather, demographic trends and employee availability; new entrants in the consignment-to-retail used vehicle business; technological disruptions, privacy or data breaches, the loss of data or cyberattacks; and the ability to compete successfully with new and existing market participants.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Acamar Partners’ and CarLotz’ control. While all projections are necessarily speculative, Acamar Partners and CarLotz believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Acamar Partners and CarLotz, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Forward-looking statements speak only as of the date they are made, and Acamar Partners and CarLotz are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports that Acamar Partners has filed or will file from time to time with the SEC. Forward-looking statements are expressed in good faith, and Acamar Partners and CarLotz believe there is a reasonable basis for then. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Acamar Partners and is not intended to form the basis of an investment decision in Acamar Partners. All subsequent written and oral forward-looking statements concerning Acamar Partners and CarLotz, the proposed transaction or other matters and attributable to Acamar Partners and CarLotz or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.